Exhibit 99.1

Ambow Education Announces Share Repurchase Program

BEIJING, July 13, 2012 - Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE:AMBO), a leading national provider of educational and career enhancement services in China, today announced that its Board of Directors approved a share repurchase program.

Under the program, Ambow is authorized to repurchase up to $10 million worth of its outstanding American Depositary Shares (ADSs) representing its Class A ordinary shares from time to time in open market transactions, in block trades or otherwise. The timing and amount of any ADSs repurchased will be determined by Ambow’s management, based on its evaluation of market conditions, the trading price of the stock and other factors, as well as subject to relevant rules under the Securities Exchange Act of 1934, as amended (the “Act”). The Company also will effect repurchase transactions in compliance with the Company’s insider trading policy. The repurchase program does not obligate the Company to acquire any particular number or amount of its ADSs and may be suspended or discontinued at any time.

“This announcement illustrates our confidence in the long-term growth opportunities for Ambow and our commitment to shareholder value,” stated Dr. Jin Huang, founder and CEO of Ambow. “We believe that our ability to generate cash will remain strong and have confidence in our fundamentals.”

“In addition to growing our company,” added Chief Strategy Officer, Ms. Jenny Zhan. “it is our goal to enhance long-term stockholder value. We believe that our current share price presents an attractive investment opportunity and that it is prudent to establish a stock repurchase program at this time. We remain steadfast in our confidence in Ambow’s fundamentals as reflected with this share repurchase program, and look forward to keeping shareholders apprised of our progress.”

The Company intends to use available cash balances to fund the share repurchase program.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding long-term growth opportunities and the share repurchase program are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: the risk that the share repurchase program will not increase shareholder value, that Ambow’s long-term prospects as currently anticipated by management will not be achieved, that Ambow’s cash balances will not remain sufficient in the future to fund the share repurchase program; Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; changes in government policies, laws and regulations; Ambow’s ability to satisfy the conditions to disbursement of funds under its loan agreement with IFC; risks related to Ambow’s ability to complete its annual audits in a timely manner, risks related to Ambow’s ability to file its annual reports on Form 20-F within the time periods prescribed by the rules of the SEC (or any extension period thereof) and risks related to Ambow’s identification of adjustments in its audited financial statements subsequent to announcing preliminary financial results. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission (SEC) filings and reports, including the risks described in its annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on May 29, 2012 and in Ambow’s other filings with the SEC from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results.  In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com